UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2013

Commission File Number 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED JUNE 30, 2013

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	June 30, 2013	September 30, 2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$786,777	$879,158
Short-term interest-bearing investments	303,922	239,019
Accounts receivable, net	667,748	687,223
Deferred income taxes and taxes receivable	124,395	109,282
Prepaid expenses and other current assets	162,737	126,388

Total current assets	2,045,579	2,041,070
Equipment and leasehold improvements, net	261,933	277,907
Deferred income taxes	111,421	127,266
Goodwill	1,741,786	1,741,786
Intangible assets, net	112,649	141,278
Other noncurrent assets	287,451	315,916

Total assets	$4,560,819	$4,645,223

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$114,709	$167,630
Accrued expenses and other current liabilities	275,042	306,892
Accrued personnel costs	212,948	216,301
Short-term financing arrangements	—	200,000
Deferred revenue	133,060	145,184
Deferred income taxes and taxes payable	38,058	29,551

Total current liabilities	773,817	1,065,558
Deferred income taxes and taxes payable	286,638	301,795
Other noncurrent liabilities	260,567	244,668

Total liabilities	1,321,022	1,612,021

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 258,023 and 251,690 issued and 160,983 and 162,454 outstanding, respectively	4,176	4,077
Additional paid-in capital	2,819,702	2,625,250
Treasury stock, at cost 97,040 and 89,236 ordinary shares, respectively	(2,688,261)	(2,418,010)
Accumulated other comprehensive loss	(3,803)	(25,501)
Retained earnings	3,107,983	2,847,386

Total shareholders’ equity	3,239,797	3,033,202

Total liabilities and shareholders’ equity	$4,560,819	$4,645,223

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Revenue:
License	$18,616	$34,443	$59,433	$96,477
Service	822,716	774,394	2,441,196	2,328,298

	841,332	808,837	2,500,629	2,424,775

Operating expenses:
Cost of license	561	1,056	1,839	2,982
Cost of service	546,108	519,217	1,619,215	1,552,947
Research and development	59,583	58,858	179,002	180,515
Selling, general and administrative	103,396	106,678	313,539	319,857
Amortization of purchased intangible assets and other	8,520	12,977	28,358	39,503

	718,168	698,786	2,141,953	2,095,804

Operating income	123,164	110,051	358,676	328,971
Interest and other expense, net	2,726	2,737	4,591	1,064

Income before income taxes	120,438	107,314	354,085	327,907
Income taxes	880	8,565	30,600	34,557

Net income	$119,558	$98,749	$323,485	$293,350

Basic earnings per share	$0.74	$0.59	$2.00	$1.73

Diluted earnings per share	$0.73	$0.59	$1.98	$1.72

Basic weighted average number of shares outstanding	160,914	167,194	161,350	169,890

Diluted weighted average number of shares outstanding	162,667	168,290	163,048	171,033

Cash dividends declared per ordinary share	$0.13	$—	$0.39	$—

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Net income	$119,558	$98,749	$323,485	$293,350
Other comprehensive (loss) income, net of tax:
Unrealized (losses) gains on foreign currency hedging contracts (1)	(9,689)	(23,977)	21,826	(21,478)
Unrealized (losses) gains on short-term interest-bearing investments (2)	(644)	1,079	(128)	1,027

Other comprehensive (loss) income, net of tax	(10,333)	(22,898)	21,698	(20,451)

Comprehensive income	$109,225	$75,851	$345,183	$272,899

(1)	Net of tax (expense) benefit of $(242) and $3,464 for the three months ended June 30, 2013 and 2012, respectively, and of $(6,604) and $3,699 for the nine months ended June 30, 2013 and 2012, respectively.
(2)	Net of tax benefit (expense) of $6 and $(11) for the three months ended June 30, 2013 and 2012, respectively, and of $(43) and $6 for the nine months ended June 30, 2013 and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Nine months ended June 30,
	2013	2012

Cash Flow from Operating Activities:
Net income	$323,485	$293,350
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	107,400	119,261
Equity-based compensation expense	31,901	32,983
Deferred income taxes	1,829	(13,587)
Excess tax benefit from equity-based compensation	(275)	(140)
Gain on sale of investment	—	(9,172)
Loss from short-term interest-bearing investments	1,873	2,403
Net changes in operating assets and liabilities:
Accounts receivable, net	31,559	(101,302)
Prepaid expenses and other current assets	(12,010)	(11,222)
Other noncurrent assets	23,056	21,559
Accounts payable, accrued expenses and accrued personnel	(59,279)	41,501
Deferred revenue	(18,360)	(19,415)
Income taxes payable, net	(14,391)	11,053
Other noncurrent liabilities	22,054	(5,259)

Net cash provided by operating activities	438,842	362,013

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(80,151)	(79,223)
Proceeds from sale of short-term interest-bearing investments	258,121	288,334
Purchase of short-term interest-bearing investments	(324,982)	(257,958)
Cash received from sale of investment	—	11,172
Other	(4,161)	(6,237)

Net cash used in investing activities	(151,173)	(43,912)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(250,000)
Repurchase of shares	(270,251)	(378,404)
Proceeds from employee stock options exercised	154,105	63,085
Payments of dividends	(63,079)	—
Payments under capital lease and other	(825)	(383)

Net cash used in financing activities	(380,050)	(565,702)

Net decrease in cash and cash equivalents	(92,381)	(247,601)
Cash and cash equivalents at beginning of period	879,158	831,371

Cash and cash equivalents at end of period	$786,777	$583,770

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$28,284	$33,361
Interest	439	355

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems primarily for leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of advertising and media solutions for local marketing service providers and search and directory publishers.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2012, set forth in the Company’s Annual Report on Form 20-F filed on December 11, 2012 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board, or FASB, issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard update will be effective for the Company beginning in the first quarter of fiscal 2014 and will result in additional disclosures in the Company’s financial statements but will not affect the substantive content of the financial statements.

3. Adoption of New Accounting Standards

In September 2011, the FASB issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer is required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update became effective for the Company beginning in the first quarter of fiscal 2013, and the Company expects its adoption will not have a material impact on the result of its annual goodwill impairment test or its financial statements.

In June 2011, the FASB issued guidance to require an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. The Company adopted this guidance in the first quarter of fiscal 2013 by including the required disclosures in two separate but consecutive statements.

4. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2013 and September 30, 2012:

	As of June 30, 2013
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$348,284	$—	$348,284
U.S. government treasuries	187,707	—	187,707
Corporate bonds	—	79,089	79,089
U.S. agency securities	—	32,892	32,892
Supranational and sovereign debt	—	8,682	8,682
Government guaranteed debt	—	6,879	6,879
Mortgages (including agencies and corporate)	—	971	971
Commercial paper and certificates of deposit	6,182	6,101	12,283

Total available-for-sale securities	542,173	134,614	676,787

Derivative financial instruments, net	—	8,705	8,705

Total	$542,173	$143,319	$685,492

	As of September 30, 2012
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$485,012	$—	$485,012
U.S. government treasuries	93,387	—	93,387
Corporate bonds	—	60,923	60,923
U.S. agency securities	—	27,756	27,756
Supranational and sovereign debt	—	11,644	11,644
Government guaranteed debt	—	32,689	32,689
Mortgages (including agencies and corporate)	—	5,134	5,134
Asset backed obligations	—	3,417	3,417
Commercial paper and certificates of deposit	6,155	1,501	7,656

Total available-for-sale securities	584,554	143,064	727,618

Derivative financial instruments, net	—	(23,928)	(23,928)

Total	$584,554	$119,136	$703,690

Available for sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the nine months ended June 30, 2013.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

5. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of June 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$348,284	$—	$—	$348,284
U.S. government treasuries	187,782	85	160	187,707
Corporate bonds	79,063	240	214	79,089
U.S. agency securities	32,915	—	23	32,892
Supranational and sovereign debt	8,682	—	—	8,682
Government guaranteed debt	6,781	98	—	6,879
Mortgages (including agencies and corporate)	1,066	—	95	971
Commercial paper and certificates of deposit	12,283	—	—	12,283

Total(1)	$676,856	$423	$492	$676,787

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of June 30, 2013, $303,922 of securities were classified as short term interest-bearing investments and $372,865 of securities were classified as cash and cash equivalents.

	As of September 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$485,012	$—	$—	$485,012
U.S. government treasuries	93,255	132	—	93,387
Corporate bonds	60,350	573	—	60,923
U.S. agency securities	27,637	119	—	27,756
Supranational and sovereign debt	11,628	16	—	11,644
Government guaranteed debt	32,484	205	—	32,689
Mortgages (including agencies and corporate)	5,780	—	646	5,134
Asset backed obligations	3,800	—	383	3,417
Commercial paper and certificates of deposit	7,656	—	—	7,656

Total(2)	$727,602	$1,045	$1,029	$727,618

(2)	As of September 30, 2012, $239,019 of securities were classified as short term interest-bearing investments and $488,599 of securities were classified as cash and cash equivalents.

As of June 30, 2013, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit market conditions and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, an immaterial credit loss was recognized in the three and nine months ended June 30, 2013 and 2012. As of June 30, 2013, temporary unrealized losses of $95 included in accumulated other comprehensive loss, were related to securities for which credit losses were previously recognized and that were considered other-than-temporarily impaired securities.

The following table presents a cumulative roll forward of credit losses recognized in earnings:

Balance as of October 1, 2012	$818
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	—
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	—
Reduction of credit loss for securities realized during the period	(818)

Balance as of June 30, 2013	$—

As of June 30, 2013, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$502,413
1 to 2 years	110,189
2 to 3 years	51,587
3 to 4 years	10,675
Thereafter	1,923

$676,787

6. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. The Company has elected to present the related assets and liabilities on a gross basis. Taking into account the Company’s contractual right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $21,719 as of June 30, 2013. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of June 30, 2013. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of June 30, 2013 for forward contracts, and based on spot rates as of June 30, 2013 for options.

Notional Value*
Foreign exchange contracts	$978,121

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 4 to the unaudited consolidated financial statements. The fair value of the open foreign currency exchange contracts recorded by the Company on its consolidated balance sheets as of June 30, 2013 and September 30, 2012, as an asset or a liability, is as follows:

	As of
	June 30, 2013	September 30, 2012
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$15,882	$855
Other noncurrent assets	3,967	1,453
Accrued expenses and other current liabilities	(9,472)	(20,087)
Other noncurrent liabilities	(4,568)	(4,166)

	5,809	(21,945)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	5,195	1,507
Accrued expenses and other current liabilities	(2,299)	(3,490)

	2,896	(1,983)

Net fair value	$8,705	$(23,928)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward and option contracts outstanding as of June 30, 2013, is expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2013 and 2012, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive (Loss) Income (Effective Portion)
	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Line item in statement of income:
Revenue	$17	$632	$(89)	$2,621
Cost of service	497	(7,456)	(2,659)	(14,057)
Research and development	588	(467)	100	(1,253)
Selling, general and administrative	484	(1,034)	12	(1,867)

Total	$1,586	$(8,325)	$(2,636)	$(14,556)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges, net of tax, is as follows:

	Nine months ended June 30,
	2013	2012

Net unrealized losses on cash flow hedges, net of tax, beginning of period	$(17,942)	$(14,437)
Changes associated with hedging transactions, net of tax	18,945	(35,140)
Reclassification into earnings, net of tax	2,881	13,662

Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$3,884	$(35,915)

Gains (losses) from cash flow hedges recognized in other comprehensive (loss) income during the nine months ended June 30, 2013 and 2012, were $25,794 and $(39,733), or $18,945 and $(35,140), net of taxes, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss as of June 30, 2013, a net gain of $4,618 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and nine months ended June 30, 2013 and 2012, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2013 and 2012, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Line item in statement of income:
Revenue	$200	$—	$370	$(294)
Cost of service	(783)	(2,755)	2,743	(2,316)
Research and development	110	(330)	868	(374)
Selling, general and administrative	79	(616)	891	(681)
Interest and other expense, net	4,633	6,571	7,930	3,605
Income taxes	418	628	(574)	505

Total	$4,657	$3,498	$12,228	$445

7. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	June 30, 2013	September 30, 2012
Accounts receivable — billed	$563,538	$573,090
Accounts receivable — unbilled	124,197	130,697
Less-allowances	(19,987)	(16,564)

Accounts receivable, net	$667,748	$687,223

8. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Current	$1,930	$13,869	$28,771	$48,144
Deferred	(1,050)	(5,304)	1,829	(13,587)

Income taxes	$880	$8,565	$30,600	$34,557

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	1	8	9	11

Effective income tax rate	1%	8%	9%	11%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

As of June 30, 2013, deferred tax assets of $123,179, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such credits and losses. Releases of the valuation allowances, if any, will be recognized through earnings.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $120,893 as of June 30, 2013, all of which would affect the effective tax rate if realized. In the three months ended June 30, 2013, the Company reduced the amount of its gross unrecognized tax benefits by approximately $20,000, which affected the Company’s effective tax rate. This included a decrease of approximately $27,000 which was attributable to the expiration during the three months ended June 30, 2013 of the statutes of limitations of unrecognized tax benefits accumulated over several years in certain jurisdictions.

As of June 30, 2013, the Company had accrued $16,871 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Numerator:
Numerator for basic and diluted earnings per share	$119,558	$98,749	$323,485	$293,350

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	160,914	167,194	161,350	169,890
Effect of assumed conversion of 0.50% convertible notes	24	24	24	24
Effect of dilutive stock options granted	1,729	1,072	1,674	1,119

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	162,667	168,290	163,048	171,033

Basic earnings per share	$0.74	$0.59	$2.00	$1.73

Diluted earnings per share	$0.73	$0.59	$1.98	$1.72

For the three and nine months ended June 30, 2013, 2,888 and 3,380 shares, respectively, were attributable to antidilutive outstanding stock options. For the three and nine months ended June 30, 2012, 11,889 and 12,750 shares, respectively, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

10. Repurchase of Shares

In February 2011, the Company’s board of directors adopted a share repurchase plan authorizing the repurchase of up to $1,000,000 of the Company’s outstanding ordinary shares over the following 24 months. In November 2012, the Company’s board of directors adopted another share repurchase plan authorizing the repurchase of up to $500,000 of its outstanding ordinary shares. The November 2012 plan has no expiration date. The authorizations permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. In February 2013, the Company completed the repurchase of the remaining authorized amount under the February 2011 plan and started executing repurchases under the November 2012 plan. In the nine months ended June 30, 2013, the Company repurchased approximately 7,804 ordinary shares at an average price of $34.61 per share (excluding broker and transaction fees). As of June 30, 2013, the Company had remaining authority to repurchase up to $432,638 of its outstanding ordinary shares under the November 2012 plan.

11. Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based on the Company’s credit ratings. In September 2012, the Company borrowed an aggregate of $200,000 under the facility and repaid it in October 2012. As of June 30, 2013, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

12. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. The maximum number of ordinary shares currently authorized to be granted under the Plan is 62,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the nine-month period ended June 30, 2013:

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining Contractual Term
Outstanding as of October 1, 2012	17,654	$29.27
Granted	2,546	34.80
Exercised	(5,688)	28.59
Forfeited	(785)	30.50

Outstanding as of June 30, 2013	13,727	$30.50	6.89

Exercisable as of June 30, 2013	6,522	$30.31	5.12

The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the nine-month period ended June 30, 2013:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding unvested shares as of October 1, 2012	1,673	$28.36
Granted	779	34.38
Vested	(515)	27.32
Forfeited	(134)	30.42

Outstanding unvested shares as of June 30, 2013	1,803	$31.11

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and nine months ended June 30, 2013 and 2012 was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Cost of service	$4,937	$6,010	$14,440	$17,376
Research and development	1,060	1,068	3,060	3,281
Selling, general and administrative	3,870	4,232	14,401	12,326

Total	$9,867	$11,310	$31,901	$32,983

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended June 30, 2013 and 2012, was $1,191 and $1,248, respectively, and for the nine months ended June 30, 2013 and 2012, was $2,904 and $4,691, respectively.

As of June 30, 2013, there was $46,222 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Risk-free interest rate (1)	0.75%	0.81%	0.69%	0.70%
Expected life of stock options (2)	4.50	4.50	4.50	4.50
Expected volatility (3)	0.22	0.27	0.23	0.29
Expected dividend yield (4)	1.44%	0.51%	1.49%	0.01%
Fair value per option	$5.61	$6.88	$5.77	$7.19

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”).
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

13. Dividends

The Company’s board of directors declared the following dividends during the nine months ended June 30, 2013:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 6, 2012	$0.13	December 31, 2012	$21,032	January 18, 2013
January 30, 2013	$0.13	March 28, 2013	$20,927	April 19, 2013
April 30, 2013	$0.13	June 28, 2013	$20,929	July 19, 2013

The amount payable as a result of the April 30, 2013 declaration was included in other current liabilities as of June 30, 2013.

On July 31, 2013, the Company’s board of directors approved the next quarterly dividend payment, at the rate of $0.13 per share, and set September 30, 2013 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 18, 2013.

14. Contingencies

Legal Proceedings

The Company is involved in various legal proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is more likely than not, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company generally offers its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during the nine months ended June 30, 2013 and 2012.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2012, filed on December 11, 2012 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers in developed and emerging markets. Emerging markets include markets such as those in Asia Pacific, Central and Latin America, the Commonwealth of Independent States and India.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network control product offerings to enable service providers to introduce new products and services quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models while controlling costs. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the need of service providers to help their consumers navigate the increasing number of devices, services and plans available in the connected communications world, while coping with the rapidly growing demand for data these new devices and services have created. In fiscal 2012, we shifted our marketing focus from ‘what we do’ to ‘who we are’, based on our 30-year history that demonstrates how we are uniquely positioned to help our customers realize their vision regardless of how complex the solution may be. We embrace service providers’ biggest challenges, applying a strategy of innovation from the network and business support systems to the device and end user to ensure that our customers experience success. We continue to introduce and enhance products and services that enable service providers to simplify the customer experience, harness and capitalize on the data explosion, stay ahead of the competition with new digital services and improve operational efficiency. Our goal is to supply scalable offerings that provide the functionality and flexibility to service providers that facilitate innovation and enable cost-effective execution. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate their offerings by delivering a customer experience that is simple, personal and valuable at every point of service.

We also offer advertising and media products and services for local digital marketing and search providers and directory publishers. Our products and services support cost-effective digital media-centric operations from selling ads to the management of activities, consumer experiences and financial processes across online, print and mobile media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In the nine months ended June 30, 2013, customers in North America accounted for 72.5% of our revenue, while customers in Europe and the rest of the world accounted for 11.9% and 15.6%, respectively. Customers in emerging markets accounted for 11.9% of our revenue in the nine months ended June 30, 2013. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue from managed services arrangements (for customer experience systems and advertising and media products, including directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $417.1 million and $426.8 million in the three months ended June 30, 2013 and June 30, 2012, respectively, and $1,286.7 million and $1,260.9 million in the nine months ended June 30, 2013 and June 30, 2012, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

In February 2013, the Financial Accounting Standards Board, or FASB, issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard update will be effective for us beginning in the first quarter of fiscal 2014 and will result in additional disclosures in our financial statements but will not affect the substantive content of the financial statements.

Adoption of New Accounting Standards

In September 2011, the FASB issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer is required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update became effective for us beginning in the first quarter of fiscal 2013, and we expect its adoption will not have a material impact on the result of our annual goodwill impairment test or our financial statements.

In June 2011, the FASB issued guidance to require an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. We adopted this guidance in the first quarter of fiscal 2013 by including the required disclosures in two separate but consecutive statements.

Results of Operations

The following table sets forth for the three and nine months ended June 30, 2013 and 2012, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Revenue:
License	2.2%	4.3%	2.4%	4.0%
Service	97.8	95.7	97.6	96.0

	100.0	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1	0.1
Cost of service	64.9	64.2	64.8	64.0
Research and development	7.1	7.3	7.2	7.4
Selling, general and administrative	12.3	13.2	12.5	13.2
Amortization of purchased intangible assets and other	1.0	1.6	1.1	1.7

	85.4	86.4	85.7	86.4

Operating income	14.6	13.6	14.3	13.6
Interest and other expense, net	0.3	0.3	0.2	0.1

Income before income taxes	14.3	13.3	14.1	13.5
Income taxes	0.1	1.1	1.2	1.4

Net income	14.2%	12.2%	12.9%	12.1%

Nine Months Ended June 30, 2013 and 2012

The following is a tabular presentation of our results of operations for the nine months ended June 30, 2013 compared to the nine months ended June 30, 2012. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine months ended June 30,		Increase (Decrease)
	2013	2012	Amount	%
	(in thousands)
Revenue:
License	$59,433	$96,477	$(37,044)	(38.4)%
Service	2,441,196	2,328,298	112,898	4.8

	2,500,629	2,424,775	75,854	3.1

Operating expenses:
Cost of license	1,839	2,982	(1,143)	(38.3)
Cost of service	1,619,215	1,552,947	66,268	4.3
Research and development	179,002	180,515	(1,513)	(0.8)
Selling, general and administrative	313,539	319,857	(6,318)	(2.0)
Amortization of purchased intangible assets and other	28,358	39,503	(11,145)	(28.2)

	2,141,953	2,095,804	46,149	2.2

Operating income	358,676	328,971	29,705	9.0
Interest and other expense, net	4,591	1,064	3,527	331.5

Income before income taxes	354,085	327,907	26,178	8.0
Income taxes	30,600	34,557	(3,957)	(11.5)

Net income	$323,485	$293,350	$30,135	10.3%

Revenue. Total revenue increased by $75.9 million, or 3.1%, to $2,500.6 million in the nine months ended June 30, 2013, from $2,424.8 million in the nine months ended June 30, 2012. Service revenue in the nine months ended June 30, 2013 increased by $112.9 million, or 4.8%, to $2,441.2 million, from $2,328.3 million in the nine months ended June 30, 2012. The increase in service revenue was primarily attributable to our increased activity in North America, including for AT&T, partially offset by a decrease in revenue from customers in Europe and in the rest of the world.

License revenue in the nine months ended June 30, 2013 decreased by $37.0 million, or 38.4%, to $59.4 million, from $96.5 million in the nine months ended June 30, 2012. The decrease in license revenue was attributable to decreases in both initial and subsequent license fees.

Total revenue attributable to the sale of customer experience systems increased by $93.2 million, or 4.1%, to $2,376.3 million in the nine months ended June 30, 2013, from $2,283.1 million in the nine months ended June 30, 2012. The increase was primarily attributable to our increased activity in North America, including for AT&T, partially offset by a decrease in revenue from customers in Europe. License and service revenue resulting from the sale of customer experience systems represented 95.0% and 94.2% of our total revenue in the nine months ended June 30, 2013 and 2012, respectively.

Total revenue attributable to the sale of directory systems decreased by $17.3 million, or 12.2%, to $124.3 million in the nine months ended June 30, 2013, from $141.6 million in the nine months ended June 30, 2012. The decrease was primarily attributable to general slowness in the directory market leading to lower revenue from discretionary spending under managed services arrangements in such market. License and service revenue from the sale of directory systems represented 5.0% and 5.8% of our total revenue in the nine months ended June 30, 2013 and 2012, respectively.

In the nine months ended June 30, 2013, revenue from customers in North America, Europe and the rest of the world accounted for 72.5%, 11.9% and 15.6%, respectively, of total revenue compared to 69.9%, 13.6% and 16.5%, respectively, in the nine months ended June 30, 2012. Revenue from North American customers increased as a percentage of total revenue during the nine months ended June 30, 2013, primarily from higher revenue from AT&T and other key customers. The decrease in revenue as a percentage of total revenue from customers in Europe was primarily attributable to lower revenue related to the ramp down of transformation and implementation projects which was not offset by sufficient revenue from new deals. The decrease in revenue as a percentage of total revenue from customers in the rest of the world was primarily attributable to our reduced activity in developed markets in those regions, partially offset by our increased activity in emerging markets.

Cost of License and Service. Cost of license includes fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service increased by $65.1 million, or 4.2%, to $1,621.1 million in the nine months ended June 30, 2013, from $1,555.9 million in the nine months ended June 30, 2012. As a percentage of revenue, cost of license and service was 64.8% in the nine months ended June 30, 2013, compared to 64.2% in the nine months ended June 30, 2012. The decrease in our gross margin was primarily attributable to our activities in Asia Pacific and Central and Latin America, where we increased our level of investment in order to penetrate into these regions.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $1.5 million, or 0.8%, to $179.0 million in the nine months ended June 30, 2013, from $180.5 million in the nine months ended June 30, 2012. Research and development expense decreased as a percentage of revenue from 7.4% in the nine months ended June 30, 2012, to 7.2% in the nine months ended June 30, 2013. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $6.3 million, or 2.0%, to $313.5 million in the nine months ended June 30, 2013, from $319.9 million in the nine months ended June 30, 2012. While selling, general and administrative expense decreased during the nine months ended June 30, 2013, this expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the nine months ended June 30, 2013, decreased by $11.1 million to $28.4 million from $39.5 million in the nine months ended June 30, 2012. The decrease in amortization of purchased intangible assets and other was primarily attributable to purchased intangible assets that were fully amortized in the current and prior periods, as well as to the timing of amortization charges resulting from the use of accelerated amortization methods for certain intangible assets purchased in prior periods.

Operating Income. Operating income increased by $29.7 million, or 9.0%, in the nine months ended June 30, 2013, to $358.7 million, or 14.3% of revenue, from $329.0 million, or 13.6% of revenue, in the nine months ended June 30, 2012. The increase in operating income as a percentage of revenue was primarily attributable to revenue increasing at a higher rate than operating expenses.

Interest and Other Expense, Net. Interest and other expense, net, increased by $3.5 million to $4.6 million in the nine months ended June 30, 2013, from $1.1 million in the nine months ended June 30, 2012. The increase in interest and other expense, net, during the nine months ended June 30, 2013 was primarily attributable to a gain, resulting from the sale of our minority interest in Longshine, our former Chinese subsidiary, recorded in the three months ended March 31, 2012, partially offset by foreign exchange impacts.

Income Taxes. Income taxes for the nine months ended June 30, 2013, were $30.6 million on pre-tax income of $354.1 million, resulting in an effective tax rate of 8.6%, compared to 10.5% in the nine months ended June 30, 2012. The decrease in the tax rate was primarily attributable to the net decrease in our provision for unrecognized tax benefits accumulated over several years due to the expiration during the three months ended June 30, 2013 of the statute of limitations in certain jurisdictions. We anticipate that the tax rate for the year ending September 30, 2013 will increase as compared to the rate from the nine months ended June 30, 2013, based on changes to tax laws and rates in several jurisdictions. Nevertheless, we expect our effective tax rate for the 2013 fiscal year will not materially differ from the annual effective tax rates we have experienced in recent years. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter. Please see Note 8 to our unaudited consolidated financial statements

Net Income. Net income increased by $30.1 million, or 10.3%, to $323.5 million in the nine months ended June 30, 2013, from $293.4 million in the nine months ended June 30, 2012. The increase in net income was primarily attributable to the increase in operating income, as well as to the decrease in income taxes, partially offset by the increase in interest and other expense, net.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.26, or 15.1%, to $1.98 in the nine months ended June 30, 2013, from $1.72 in the nine months ended June 30, 2012. The increase in diluted earnings per share resulted from the increase in net income, as well as from the decrease in the diluted weighted average number of shares outstanding (resulting primarily from our repurchase of ordinary shares, partially offset by stock options exercises).

Three Months Ended June 30, 2013 and 2012

The following is a tabular presentation of our results of operations for the three months ended June 30, 2013 compared to the three months ended June 30, 2012. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended June 30,		Increase (Decrease)
	2013	2012	Amount	%
	(in thousands)
Revenue:
License	$18,616	$34,443	$(15,827)	(46.0)%
Service	822,716	774,394	48,322	6.2

	841,332	808,837	32,495	4.0

Operating expenses:
Cost of license	561	1,056	(495)	(46.9)
Cost of service	546,108	519,217	26,891	5.2
Research and development	59,583	58,858	725	1.2
Selling, general and administrative	103,396	106,678	(3,282)	(3.1)
Amortization of purchased intangible assets and other	8,520	12,977	(4,457)	(34.3)

	718,168	698,786	19,382	2.8

Operating income	123,164	110,051	13,113	11.9
Interest and other expense, net	2,726	2,737	(11)	(0.4)

Income before income taxes	120,438	107,314	13,124	12.2
Income taxes	880	8,565	(7,685)	(89.7)

Net income	$119,558	$98,749	$20,809	21.1%

Revenue. Total revenue increased by $32.5 million, or 4.0%, to $841.3 million in the three months ended June 30, 2013, from $808.8 million in the three months ended June 30, 2012. Service revenue in the three months ended June 30, 2013 increased by $48.3 million, or 6.2%, to $822.7 million, from $774.4 million in the three months ended June 30, 2012. The increase in service revenue was primarily attributable to our increased activity in North America, including for AT&T, partially offset by a decrease in revenue from customers in Europe and in the rest of the world.

License revenue in the three months ended June 30, 2013 decreased by $15.8 million, or 46.0%, to $18.6 million, from $34.4 million in the three months ended June 30, 2012. The decrease in license revenue was attributable to decreases in both initial and subsequent license fees.

Total revenue attributable to the sale of customer experience systems increased by $37.0 million, or 4.8%, to $803.2 million in the three months ended June 30, 2013, from $766.2 million in the three months ended June 30, 2012. The increase was primarily attributable to our increased activity in North America, including for AT&T, partially offset by a decrease in revenue from customers in Europe and in the rest of the world. License and service revenue resulting from the sale of customer experience systems represented 95.5% and 94.7% of our total revenue in the three months ended June 30, 2013 and 2012, respectively.

Total revenue attributable to the sale of directory systems decreased by $4.5 million, or 10.6%, to $38.1 million in the three months ended June 30, 2013, from $42.6 million in the three months ended June 30, 2012. The decrease was primarily attributable to general slowness in the directory systems market leading to lower revenue from discretionary spending under managed services arrangements in such market. License and service revenue from the sale of directory systems represented 4.5% and 5.3% of our total revenue in the three months ended June 30, 2013 and 2012, respectively.

In the three months ended June 30, 2013, revenue from customers in North America, Europe and the rest of the world accounted for 73.6%, 11.6% and 14.8%, respectively, of total revenue, compared to 69.1%, 13.2% and 17.7%, respectively, in the three months ended June 30, 2012. Revenue from North American customers increased as a percentage of total revenue during the three months ended June 30, 2013, primarily from higher revenue from AT&T and other key customers. The decrease in revenue as a percentage of total revenue from customers in Europe was primarily attributable to lower revenue related to the ramp down of transformation and implementation projects which was not offset by sufficient revenue from new deals. The decrease in revenue as a percentage of total revenue from customers in the rest of the world was primarily attributable to our reduced activity in developed markets in the rest of the world.

Cost of License and Service. Cost of license and service increased by $26.4 million, or 5.1%, to $546.7 million in the three months ended June 30, 2013, from $520.3 million in the three months ended June 30, 2012. As a percentage of revenue, cost of license and service was 65.0% in the three months ended June 30, 2013, compared to 64.3% in the three months ended June 30, 2012. The decrease in our gross margin was primarily attributable to our activities in Asia Pacific and Central and Latin America, where we increased our level of investment in order to penetrate into these regions.

Research and Development. Research and development expense increased by $0.7 million, or 1.2%, to $59.6 million in the three months ended June 30, 2013, from $58.9 million in the three months ended June 30, 2012. Research and development expense decreased as a percentage of revenue from 7.3% in the three months ended June 30, 2012, to 7.1% in the three months ended June 30, 2013. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense decreased by $3.3 million, or 3.1%, to $103.4 million in the three months ended June 30, 2013, from $106.7 million in the three months ended June 30, 2012. While selling, general and administrative expense decreased during the three months ended June 30, 2013, this expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended June 30, 2013, decreased by $4.5 million to $8.5 million from $13.0 million in the three months ended June 30, 2012. The decrease in amortization of purchased intangible assets and other was primarily attributable to purchased intangible assets that were fully amortized in prior periods, as well as to the timing of amortization charges resulting from the use of accelerated amortization methods for certain intangible assets purchased in prior periods.

Operating Income. Operating income increased by $13.1 million, or 11.9%, in the three months ended June 30, 2013, to $123.2 million, or 14.6% of revenue, from $110.1 million, or 13.6% of revenue, in the three months ended June 30, 2012. The increase in operating income as a percentage of revenue was primarily attributable to revenue increasing at a higher rate than operating expenses.

Income Taxes. Income taxes for the three months ended June 30, 2013, were $0.9 million on pre-tax income of $120.4 million, resulting in an effective tax rate of 0.7%, compared to 8.0% in the three months ended June 30, 2012. The decrease in the tax rate was primarily attributable to the net decrease in our provision for unrecognized tax benefits accumulated over several years due to the expiration during the three months ended June 30, 2013 of the statute of limitations in certain jurisdictions. We anticipate that the tax rate for the three months ended September 30, 2013 will increase as compared to the rate from the three months ended June 30, 2013, based on changes to tax laws and rates in several jurisdictions. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter. Please see Note 8 to our unaudited consolidated financial statements.

Net Income. Net income increased by $20.8 million, or 21.1%, to $119.6 million in the three months ended June 30, 2013, from $98.7 million in the three months ended June 30, 2012. The increase in net income was primarily attributable to the increase in operating income, as well as the decrease in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.14, or 23.7%, to $0.73 in the three months ended June 30, 2013, from $0.59 in the three months ended June 30, 2012. The increase in diluted earnings per share resulted from the increase in net income, as well as from the decrease in the diluted weighted average number of shares outstanding (resulting primarily from our repurchase of ordinary shares, partially offset by stock options exercises).

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $1,090.7 million as of June 30, 2013, compared to $918.2 million as of September 30, 2012. The increase in the nine months ended June 30, 2013, was mainly attributable to $438.8 million in positive cash flow from operations and $154.1 million of proceeds from employee stock options exercised, partially offset by $270.3 million used to repurchase our ordinary shares pursuant to our share repurchase programs, $80.2 million for capital expenditures, net and $63.1 million for payments of cash dividends. Net cash provided by operating activities amounted to $438.8 million and $362.0 million for the nine months ended June 30, 2013 and 2012, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

As a general long-term guideline, we expect to retain roughly half of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, and return the other half to our shareholders, including roughly 30% towards share repurchases and 20% in the form of dividends. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, U.S. agency securities and supranational and sovereign debt. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the three and nine months ended June 30, 2013 and 2012, we recognized immaterial credit losses. For further information, please see Notes 4 and 5 to the consolidated financial statements.

In December 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit rating. As of June 30, 2013, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility. In September 2012, we borrowed an aggregate of $200.0 million under the facility and repaid it in October 2012.

As of June 30, 2013, we had outstanding letters of credit and bank guarantees from various banks totaling $61.7 million.

We have contractual obligations for our non-cancelable operating leases, long-term debt, purchase obligations and pension funding summarized in the tabular disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2012, filed on December 11, 2012 with the SEC. Since September 30, 2012, there have been no material changes in our contractual obligations.

Our capital expenditures were approximately $80.2 million in the nine months ended June 30, 2013. Approximately 80% of these expenditures consisted of purchases of computer equipment, and the remainder was attributable mainly to leasehold improvements. The capital expenditures in the nine months ended June 30, 2013 were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares over the following 24 months. In November 2012, our board of directors adopted another share repurchase plan authorizing the repurchase of up to $500.0 million of our outstanding ordinary shares. The November 2012 plan has no expiration date. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. In February 2013, we completed the repurchase of the remaining authorized amount under the February 2011 plan and started executing repurchases under the November 2012 plan. In the nine months ended June 30, 2013, we repurchased approximately 7.8 million ordinary shares at an average price of $34.61 per share (excluding broker and transaction fees). As of June 30, 2013, we had remaining authority to repurchase up to $432.6 million of our outstanding ordinary shares under the November 2012 plan.

Our board of directors declared the following dividends during the nine months ended June 30, 2013:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
November 6, 2012	$0.13	December 31, 2012	$21.0	January 18, 2013
January 30, 2013	$0.13	March 28, 2013	$20.9	April 19, 2013
April 30, 2013	$0.13	June 28, 2013	$20.9	July 19, 2013

On July 31, 2013, our board of directors approved the next dividend payment, at the rate of $0.13 per share, and set September 30, 2013 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 18, 2013.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters.

During the nine months ended June 30, 2013 and 2012, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

The following table provides information about purchases by us and our affiliated purchasers during the three months ended June 30, 2013 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
04/01/13-04/30/13	120,515	$34.62	120,515	$486,179,993
05/01/13-05/31/13	712,504	$36.06	712,504	$460,488,883
06/01/13-06/30/13	778,565	$35.77	778,565	$432,637,814

Total	1,611,584	$35.81	1,611,584	$432,637,814

(1)	In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares over the following 24 months. In November 2012, our board of directors adopted another share repurchase plan authorizing the repurchase of up to $500.0 million of our outstanding ordinary shares. The November 2012 plan has no expiration date. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. In February 2013, we completed the repurchase of the remaining authorized amount under the February 2011 plan and started executing repurchases under the November 2012 plan. In the three months ended June 30, 2013, we repurchased approximately 1.6 million ordinary shares at an average price of $35.81 per share (excluding broker and transaction fees). As of June 30, 2013, we had remaining authority to repurchase up to $432.6 million of our outstanding ordinary shares under the November 2012 plan.

Item 2. Reports on Form 6-K

(a)	Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2013:

(1) Form 6-K dated April 30, 2013

(2) Form 6-K dated May 16, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Elizabeth W. McDermon
Elizabeth W. McDermon
Secretary and Authorized Signatory

Date: August 12, 2013